

January 9, 2014

Via E-Mail
Mr. Michael A. Weiss
Chief Executive Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

      Re: **Express, Inc.**
           Form 10-K for the Fiscal Year Ended February 2, 2013
           Filed April 2, 2013
           Form 10-Q for the Fiscal Quarter Ended November 2, 2013
           Filed December 5, 2013
           File No. 001-34742

Dear Mr. Weiss:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 8 – Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 38

1. In future filings, please separately disclose, either on your balance sheet or in a footnote, any elements of accrued expenses that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your revised disclosure.

Note 2. Summary of Significant Accounting Policies
Private Label Credit Card, page 44

2. You receive reimbursement funds related to your private label credit cards, which are netted against selling, general and administrative expenses. Please disclose in future filings the related amounts for each period presented. Please provide us your revised disclosure.

Loyalty Program, page 44

3. Please disclose in future filings the statement of income line item in which your estimated costs related to your loyalty program are recorded. Additionally, please disclose in future filings the amount of the loyalty liability included within accrued expenses at each period end, if material.

Revenue Recognition, page 46

4. In future filings, please disclose your accounting policy for revenue and other amounts received under your franchise agreements. Please provide us your revised disclosure.

Segment Reporting, page 47

5. You discuss your products on page 5, including the introduction of new product categories, such as women's and men's fragrances and watches. In future filings, please revise to separately disclose revenues from external customers for major product categories. Refer to ASC 280-10-50-40. Please provide us your revised disclosures.

Note 11. Share-Based Compensation, page 57

6. You granted 0.4 million shares of performance-based restricted stock and 0.1 million shares of performance-based restricted stock units. In future filings, please disclose the information required by ASC 718-10-50-2(g) as it relates to your granted restricted stock and restricted stock units with performance conditions. Please provide us your revised disclosure.

Form 10-Q for the Fiscal Quarter Ended November 2, 2013

Note 13. Guarantor Subsidiaries, page 14

7. In future filings, please disclose, if true, that each of your subsidiary issuers are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining